SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          INFORMATION TO BE INCLUDED IN
             STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                (AMENDMENT NO. 1)
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                                RONCO CORPORATION
                                -----------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    776292104
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
                                -----------------
             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)





                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
------- ------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Crescent International Ltd.
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [x]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Bermuda
------------------------- ---- -------------------------------------------------
                          5.   SOLE VOTING POWER
                               163,261
    NUMBER OF SHARES      ---- -------------------------------------------------
 BENEFICIALLY OWNED BY    6.   SHARED VOTING POWER None.
 EACH REPORTING PERSON    ---- -------------------------------------------------
          WITH            7.   SOLE DISPOSITIVE POWER 163,261
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
-------- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         163,261
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)
-------- -----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: OO
-------- -----------------------------------------------------------------------

------- ------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cantara (Switzerland) SA
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [x]
------- ------------------------------------------------------------------------
3.      SEC USE ONLY
------- ------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Switzerland
------------------------- ---- -------------------------------------------------
                          5.   SOLE VOTING POWER
                               163,261
    NUMBER OF SHARES      ---- -------------------------------------------------
 BENEFICIALLY OWNED BY    6.   SHARED VOTING POWER None.
 EACH REPORTING PERSON    ---- -------------------------------------------------
          WITH            7.   SOLE DISPOSITIVE POWER 163,261
                          ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
-------- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         163,261
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (1)
-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: OO
-------- -----------------------------------------------------------------------

1. Based on 2,591,605 issued and outstanding shares of Common Stock as of October 31, 2006 as reported in the Form 10-Q/A for the period ended September 30, 2006 which was filed on February 12, 2007 with the Securities and Exchange Commission.

Item 1(a).        Name of Issuer.

                  RONCO CORPORATION. ("RNCP")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  21344 Superior Street
                  Chatsworth, CA 91311
                  USA

Item 2(a).        Names of Person Filing.

                  (i)      Crescent International Ltd. ("Crescent")
                  (ii)     Cantara (Switzerland) SA ("Cantara")


Item 2(b).        Address of Principal Business Office, or if none, Residence.

                  As to Crescent:
                  Clarendon House
                  2 Church Street
                  Hamilton H 11
                  Bermuda

                  As to Cantara:
                  84, av. Louis Casai
                  CH-1216 Cointrin, Geneva
                  Switzerland

Item 2(c).        Citizenship.

                  As to Crescent: Bermuda
                  As to Cantara:  Switzerland

Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).        CUSIP Number.

                  776292104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 163,261 shares of Common Stock beneficially owned by Crescent are issuable upon conversion of the Series A Convertible Preferred Stock of RNCP held by Crescent.

                  Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara have delegated authority regarding the portfolio management decisions of Crescent with respect to the RNCP securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

                  Accordingly, for the purposes of this Statement:

                  (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 163,261 shares of Common Stock beneficially owned by it.

                  (ii) Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 163,261 shares of Common Stock beneficially owned by it.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Date:  February 13, 2007

                            CRESCENT INTERNATIONAL LTD.

                            By:  CANTARA (Switzerland) SA, as Attorney-in-Fact

                            By:  /s/ Maxi Brezzi
                                 ----------------------------
                                 Name:  Maxi Brezzi
                                 Title: Authorized Signatory

                            By:  /s/ Bachir Taleb-Ibrahimi
                                 ----------------------------
                                 Name: Bachir Taleb-Ibrahimi
                                 Title: Authorized Signatory

                            CANTARA (SWITZERLAND) SA

                            By:  /s/ Maxi Brezzi
                                 ----------------------------
                                 Name:  Maxi Brezzi
                                 Title: Managing Director

                            By:  /s/ Bachir Taleb-Ibrahimi
                                 ----------------------------
                                 Name: Bachir Taleb-Ibrahimi
                                 Title: Investment Manager